UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            Reptron Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76026W208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Warren W. Garden
                          100 Crescent Court, Suite 490
                               Dallas, Texas 75201
                                 (214) 871-6710
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Michael A. Saslaw
                           Weil, Gotshal & Manges LLP
                          200 Crescent Court, Suite 300
                               Dallas, Texas 75201

                                 April 27, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


-------------------------------------------------------------                   ----------------------------------------------------
                CUSIP No. 76026W208                                  13D                           Page 2 of 9 Pages
--------------------------------------------------------------                  ----------------------------------------------------
========== =========================================================================================================================
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Gryphon Master Fund, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO                                                                                               [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------- -------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       7      SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       8      SHARED VOTING POWER

                                                              976,029
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       9      SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       10     SHARED DISPOSITIVE POWER

                                                              976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                                                            [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.52%
---------- -------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-------------------------------------------------------------                   ----------------------------------------------------
                CUSIP No. 76026W208                                  13D                           Page 3 of 9 Pages
--------------------------------------------------------------                  ----------------------------------------------------

========== =========================================================================================================================
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Gryphon Partners, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
---------- -------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       7      SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       8      SHARED VOTING POWER

                                                              976,029
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       9      SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       10     SHARED DISPOSITIVE POWER

                                                              976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                                                            [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.52%
---------- -------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-------------------------------------------------------------                   ----------------------------------------------------
                CUSIP No. 76026W208                                  13D                           Page 4 of 9 Pages
--------------------------------------------------------------                  ----------------------------------------------------

========== =========================================================================================================================
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Gryphon Management Partners, L.P.
---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
---------- -------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       7      SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       8      SHARED VOTING POWER

                                                              976,029
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       9      SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       10     SHARED DISPOSITIVE POWER

                                                              976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                                                            [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.52%
---------- -------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       4

-------------------------------------------------------------                   ----------------------------------------------------
                CUSIP No. 76026W208                                  13D                           Page 5 of 9 Pages
--------------------------------------------------------------                  ----------------------------------------------------

========== =========================================================================================================================
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Gryphon Advisors, L.L.C.
---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
---------- -------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       7      SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       8      SHARED VOTING POWER

                                                              976,029
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       9      SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       10     SHARED DISPOSITIVE POWER

                                                              976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                                                            [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.52%
---------- -------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

-------------------------------------------------------------                   ----------------------------------------------------
                CUSIP No. 76026W208                                  13D                           Page 6 of 9 Pages
--------------------------------------------------------------                  ----------------------------------------------------

========== =========================================================================================================================
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           E.B. Lyon, IV
---------- -------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
---------- -------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       7      SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       8      SHARED VOTING POWER

                                                              976,029
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       9      SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                       10     SHARED DISPOSITIVE POWER

                                                              976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           976,029
---------- -------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
                                                                                                            [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.52%
---------- -------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------           -----------------------------------
          CUSIP No. 76026W208          13D            Page 7 of 9 Pages
----------------------------------           -----------------------------------



Item 1.         Security and Issuer

           This statement relates to 976,029 shares (the "Shares") of the common stock, par value $0.01 per share (the "Common Stock"), of Reptron Electronics, Inc., a Florida corporation (the "Issuer"), whose principal executive offices are located at 13700 Reptron Boulevard, Tampa, Florida 33626.

Item 2.         Identity and Background

           This statement is filed jointly by Gryphon Master Fund, L.P. ("Master Fund"), Gryphon Partners, L.P. ("Gryphon Partners"), Gryphon Management Partners, L.P. ("GMP"), Gryphon Advisors, L.L.C. ("Gryphon Advisors"), and E.B. Lyon, IV ("Lyon") (Master Fund, Gryphon Partners, GMP, Gryphon Advisors and Lyon are hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). The agreement by and among the Reporting Persons relating to the joint filing of this statement is attached as
Exhibit 1 hereto.

           Master Fund is a hedge fund. Master Fund is a Bermuda limited partnership with its principal office located at 100 Crescent Court, Suite 490, Dallas, Texas 75201.

           Gryphon Partners acts as a domestic feeder fund for Master Fund. Gryphon Partners is a Texas limited partnership with its principal office located at 100 Crescent Court, Suite 490, Dallas, Texas 75201.

           GMP acts as the management company for Master Fund. GMP is a Texas limited partnership with its principal office located at 100 Crescent Court, Suite 490, Dallas, Texas 75201.

           Gryphon Advisors acts as the General Partner for GMP. Gryphon Advisors is a Texas limited partnership with its principal office located at 100 Crescent Court, Suite 490, Dallas, Texas 75201.

           Lyon acts as the Managing Partner of each other Reporting Person. He is a citizen of the United States.

           During the last five years, none of the Reporting Persons has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

           The Shares were purchased with the investment capital of Master Fund. The aggregate cost basis in the Shares is approximately $6,052,092.

Item 4.         Purpose of Transaction

           The Shares were acquired by the Reporting Persons in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Issuer. This Schedule 13D is being filed as a result of the Reporting Persons' decision to review its investment options and to pursue discussions with management and other shareholders of the Issuer in an effort to maximize long-term value for the shareholders of the Issuer. As a result of the Reporting Persons' decision to conduct such review and discussions, the Reporting Persons may be deemed to hold the Shares with a purpose or effect of changing or influencing control of the Issuer or in connection with a transaction having that purpose or effect. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the Shares held by it at any time. None of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. However, any of the Reporting Persons may in the future formulate such a plan or proposal.

----------------------------------           -----------------------------------
          CUSIP No. 76026W208          13D            Page 8 of 9 Pages
----------------------------------           -----------------------------------

Item 5.         Interest in Securities of Issuer


           (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Master Fund owns directly 976,029 shares of Common Stock, representing 19.52% of the issued and outstanding Common Stock and is deemed to have shared voting power and/or shared dispositive power with respect to such shares of Common Stock. The General Partner of Master Fund is Gryphon Partners, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. The General Partner of Gryphon Partners is GMP, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. The General Partner of GMP is Gryphon Advisors, which may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund. Lyon controls Gryphon Advisors and may be deemed to be the beneficial owner of all such shares of Common Stock owned by Master Fund.


           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Gryphon Partners, GMP, Gryphon Advisors and Lyon is the beneficial owner of the Shares owned by Master Fund for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

           (c) No transactions in the shares of Common Stock were effected by the Reporting Person during the 60 days prior to the date hereof.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           To the knowledge of the Reporting Persons, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Issuer.

Item 7.         Material to be Filed as Exhibits

               None.

----------------------------------           -----------------------------------
          CUSIP No. 76026W208          13D            Page 9 of 9 Pages
----------------------------------           -----------------------------------


                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 27, 2005       GRYPHON MASTER FUND, L.P.

                            By:  Gryphon Partners, L.P.,
                                      its General Partner

                                 By:  Gryphon Management Partners, L.P.
                                            its General Partner

                                       By:  Gryphon Advisors, L.L.C.,
                                                 its General Partner

                                            By:   /s/ Warren W. Garden
`                                                -------------------------------
                                                 Warren W. Garden
                                                 Authorized Agent


Date:  April 27, 2005       GRYPHON PARTNERS, L.P.

                            By:  Gryphon Management Partners, L.P.
                                      its General Partner

                                 By:  Gryphon Advisors, L.L.C.,
                                            its General Partner

                                       By:  /s/ Warren W. Garden
`                                           ------------------------------------
                                            Warren W. Garden
                                            Authorized Agent


Date:  April 27, 2005       GRYPHON MANAGEMENT PARTNERS, L.P.

                            By:  Gryphon Advisors, L.L.C.,
                                      its General Partner

                                 By:     /s/ Warren W. Garden
                                        ----------------------------------------
                                        Warren W. Garden
                                        Authorized Agent


Date:  April 27, 2005       GRYPHON ADVISORS, L.L.C.

                            By:  /s/ Warren W. Garden
                                 ----------------------------------------------
                                 Warren W. Garden
                                 Authorized Agent


Date:  April 27, 2005       E.B. LYON, IV

                            By:  /s/ E.B. Lyon, IV
                                ------------------------------------------------